

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com



7 April 2003


SEC MAIL PROCESSING
RECEIVED
APR 28 2003
WASH. D.C. 207 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

fnal

MASNET No. 55 OF 02.04.2003
Announcement No. 72

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Toon
Date of notice to company:	02/04/2003
Date of change of shareholding:	02/04/2003
Name of registered holder:	Lim Toon
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.41
No. of shares held before change:	164,740
% of issued share capital:	
No. of shares held after change:	64,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,740	164,740
% of issued share capital:		
No. of shares held after change:	1,740	64,740
% of issued share capital:		
Total shares:	1,740	64,740

Submitted by Chan Su Shan (Ms), Company Secretary on 02/04/2003 to the SGX

SEC File No: 82-3622

MASNET No. 12 OF 04.04.2003
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingPost launches S$300 million bond issue

Attached is a news release made by Singapore Telecommunications Limited on the above.



Release4Apr03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 04/04/2003 to the SGX

SEC File No: 82-3622



News Release

SingPost launches S$300 million bond issue

Singapore, 4 April 2003 - Singapore Telecommunications Limited ("SingTel") today announced that Singapore Post Limited ("SingPost"), currently a wholly-owned subsidiary of SingTel, has launched a S$300 million bond issue.

The unsecured bonds will have a maturity of ten years with a coupon of 3.13 per cent per annum payable semi-annually with an issue price of par.

The issue, which will be fully underwritten, is jointly lead-managed by The Development Bank of Singapore Ltd and UBS AG, acting through its business group UBS Warburg.

The net proceeds of the bond issue, after deducting issue expenses, will be used to fund SingPost's operations, anticipated capital expenditure and working capital requirements.

~~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was $7.34 billion (US$4.02 billion). More information can be found at www.singtel.com.

About SingPost

SingPost is a household name in Singapore with strong brand recognition. It is the dominant provider of domestic and international postal services in Singapore. It is one of the most efficient and profitable postal operators globally and offers customers a one-stop logistics business and retail distribution network in Singapore.

With a highly efficient mail delivery services system utilising a sophisticated distribution infrastructure and advanced mail processing technology, SingPost estimates that it has achieved domestic mail market share of greater than 95 per cent. It believes that its Spring joint venture is a market leader in private cross-border mail solutions.
~~~~~~~~~~~~~~~~

MASNET No. 13 OF 01.04.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingPost puts in place plan for issue of bonds

Attached is a news release made by Singapore Telecommunications Limited on the above.



Release1April03.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 01/04/2003 to the SGX

SEC File No: 82-3622



News Release

SingPost puts in place plan for issue of bonds

Singapore, 1 April 2003 - Singapore Telecommunications Limited today announced that Singapore Post Limited ("SingPost"), currently a wholly-owned subsidiary, has put in place its plan to raise S$300 million in long-term debt from the Singapore dollar bond market by issuing unsecured bonds ("the Bonds") to fund its operations, anticipated capital expenditure and working capital requirements.

The Bonds will bear interest at a fixed rate and will have a maturity of ten years.

The Development Bank of Singapore Ltd and UBS AG, acting through its business group UBS Warburg, have been appointed to manage the issue of the Bonds.

The Singapore Exchange Securities Trading Limited has indicated its approval in-principle for the listing of the Bonds. Such approval is not to be taken as an indication of the merits of SingPost or the Bonds.

Standard & Poor's Ratings Services today assigned its 'A+' long-term rating to SingPost. At the same time, Standard & Poor's assigned its 'A+' preliminary rating, subject to final documentation and pricing, to SingPost's proposed 10-year S$300 million bond issue.

~~~~~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was $7.34 billion (US$4.02 billion). More information can be found at www.singtel.com.
~~~~~~~~~~~~~~~~~~~



About SingPost

SingPost is a household name in Singapore with strong brand recognition. It is the dominant provider of domestic and international postal services in Singapore. It is one of the most efficient and profitable postal operators globally and offers customers a one-stop logistics business and retail distribution network in Singapore.

With a highly efficient mail delivery services system utilising a sophisticated distribution infrastructure and advanced mail processing technology, SingPost estimates that it has achieved domestic mail market share of greater than 95 per cent. It believes that its Spring joint venture is a market leader in private cross-border mail solutions.

This announcement is not for distribution, directly or indirectly, into the United States, Canada or Japan.
This announcement is not an offer of securities for sale into the United States, Canada or Japan. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) unless they are registered or exempt from registration. SingPost does not intend to register the securities or conduct a public offer of the securities in the United States.

SEC File No: 82-3622

MASNET No. 30 OF 31.03.2003
Announcement No. 30

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Lodgement of preliminary prospectus with MAS

Attached is a news release made by Singapore Telecommunications Limited on the above.



Release31Mar03.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 31/03/2003 to the SGX



News Release

Lodgement of preliminary prospectus with MAS

Singapore, 31 March 2003 – Singapore Telecommunications Limited ("SingTel") wishes to advise that the preliminary prospectus in relation to the proposed initial public offering ("IPO") of shares in Singapore Post Limited ("SingPost") has been lodged with the Monetary Authority of Singapore ("MAS") on 31 March 2003.

The Singapore Exchange Securities Trading Limited ("SGX-ST") has issued a Letter of Eligibility to SingPost, a wholly-owned subsidiary of SingTel, for the listing and quotation of shares in SingPost on the Mainboard of the SGX-ST.

Information in preliminary prospectus and potential impact on SingTel

The preliminary prospectus relates to a proposed IPO that may or may not proceed but if it does proceed will impact SingTel's financial results for the financial year ending 31 March 2004.

SingTel intends to dispose of part of its holding in SingPost and intends to commit to holding the remaining shares for 12 months after the IPO, subject to exceptions described in the preliminary prospectus.

The number of shares in SingPost to be offered in the IPO has not yet been determined. However, if SingTel's holding in SingPost following the IPO is less than 50 per cent but greater than 20 per cent, it will not consolidate SingPost in its financial statements but will equity account for its share of SingPost's net earnings.

To the extent that proceeds from the IPO and SingPost's dividends are used for SingTel's debt repayment, there will be corresponding reduction in interest expense and debt level.

The financial impact, including any gain, on SingTel will only be known when the price and size of the IPO are determined.

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was $7.34 billion (US$4.02 billion). More information can be found at www.singtel.com.



SEC File No: 82-3622

About SingPost

SingPost is a household name in Singapore with strong brand recognition. It is the dominant provider of domestic and international postal services in Singapore. It is one of the most efficient and profitable postal operators globally and offers customers a one-stop logistics business and retail distribution network in Singapore.

With a highly efficient mail delivery services system utilising a sophisticated distribution infrastructure and advanced mail processing technology, SingPost estimates that it has achieved domestic mail market share of greater than 95 per cent. It believes that its Spring joint venture is a market leader in private cross-border mail solutions.

This announcement is not for distribution, directly or indirectly, into the United States, Canada or Japan. This announcement is not an offer of securities for sale into the United States, Canada or Japan. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) unless they are registered or exempt from registration. SingPost does not intend to register the securities or conduct a public offer of the securities in the United States.

MASNET No. 21 OF 04.04.2003
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/04/2003
Date of change of interest:	31/03/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(100,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.35000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,611,000	11,971,746,896
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,511,000	11,971,746,896
% of issued share capital:	0.01	67.16
Total shares:	2,511,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 19 OF 04.04.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/04/2003
Date of change of interest:	31/03/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(229,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.35000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,840,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	2,611,000	11,971,746,896
% of issued share capital:	0.01	67.16
Total shares:	2,611,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 18 OF 04.04.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/04/2003
Date of change of interest:	31/03/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	129,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.34780
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,711,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	2,840,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	2,840,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 25 OF 03.04.2003
Announcement No. 25

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	03/04/2003
Date of change of interest:	28/03/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(280,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.35000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,991,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	2,711,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	2,711,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 14 OF 01.04.2003
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	31/03/2003
Date of change of interest:	31/03/2003
Name of registered holder:	United Overseas Bank Nomines Pte. Ltd.
Circumstance(s) giving rise to the interest: Please specify details:	Others These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(1,200,000)
% of issued share capital:	0.0067
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3482
No. of shares held before the transaction:	65,317,496
% of issued share capital:	0.3664
No. of shares held after the transaction:	64,117,496
% of issued share capital:	0.3597

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,087,059,873	
% of issued share capital:	6.0982	
No. of shares held after the transaction:	1,085,859,873	
% of issued share capital:	6.0915	
Total shares:	1,085,859,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 22 OF 31.03.2003
Announcement No. 22

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	31/03/2003
Date of change of interest:	25/03/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	80,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.33000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,911,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	2,991,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	2,991,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/03/2003, the date of receipt of the notice, to the SGX